MAIL STOP 3561

February 9, 2007

Ms. Karen Wright, President and CEO
Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, Maine 04401

   Re: **Nyer Medical Group, Inc**
     Form 10-K for Fiscal Year Ended June 30, 2005
     Filed September 27, 2005
     File Number 000-20175

Dear Ms. Wright:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Emerging Growth
       Companies